Filed Pursuant to Rule 433
                                                         File No.: 333-130174-01

-----Original Message-----
From: STEPHEN HOGUE, BANC OF AMERICA SECU [mailto:shogue3@bloomberg.net]
Sent: Thursday, April 26, 2007 4:40 PM
To: Yablonski, Joshua
Subject: Fwd: CMBS New Issue: GECMC 07-C1 FINAL PRICING **PUBLIC*

----- Original Message -----
From: CHRIS SPRINGER, BANC OF AMERICA SECU
At: 4/26 15:06:50

GE Commercial Mortgage Corporation, Commercial Mortgage Pass-Through Certificates, Series 2007-C1 $3.95B NEW ISSUE CMBS

Bookrunners:      Banc of America Securities LLC/Deutsche Bank Securities
Co-Lead Mgrs:     Banc of America Securities LLC/Deutsche Bank Securities/
                  Barclays Capital
Co-Mgrs:          Citigroup/Bear Stearns

Rating Agencies:  Moody's and S&P

Class Size($mm)(MDY'S/S&P)  WAL   Sprd    Yld     Cpn    Mod Dur    PX
A-1      68.0    Aaa/AAA   **NO LONGER AVAILABLE**
A-2     479.0    Aaa/AAA   4.77    S+29  5.3232  5.4170   4.109   100.503839
A-3     185.0    Aaa/AAA   6.68    S+33  5.4275  5.4810   5.467   100.501132
A-AB     54.9    Aaa/AAA   6.90    S+32  5.4253  5.4770   5.595   100.505488
A-4     928.8    Aaa/AAA   9.65    S+32  5.5193  5.5430   7.304   100.505777
A-1A  1,051.7    Aaa/AAA    **NO LONGER AVAILABLE**
A-M     354.4    Aaa/AAA   9.84    S+38  5.5852  5.6060   7.391   100.501939
A-J     239.5    Aaa/AAA   9.92    S+45  5.6576  5.6770   7.410   100.503704
B        39.5    Aa1/AA+   9.92    S+52  5.7276  5.7460   7.385   100.504672
C        44.5    Aa2/AA    9.92    S+55  5.7576  5.8943*  7.372   100.502905
D        39.5    Aa3/AA-   9.92    S+59  5.7976  5.9333*  7.358   100.500430
XP    3,861.7    Aaa/AAA   5.44    T+80  5.3869  0.4285   2.569     1.324440
*WAC or WAC-strip coupon

Expected Timing
  Settlement         -  May 8, 2007
  Dated Date         -  May 1, 2007
  First Cpn Payment  -  June 10, 2007

GE Commercial Mortgage Corporation (the "Depositor") has filed a registration statement (including a prospectus) (SEC File no. 333-130174) with the SEC for the new offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing entity, and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Depositor, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-294-1322 or by email to the following address: dg.propsectus_distribution@bankofamericasecurites.com.

This free writing prospectus does not contain all information that is required to be included in a prospectus required to be filed as part of a registration statement. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Certificates, supersedes any conflicting information contained in any prior similar materials relating to the Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Certificates, until the underwriters have accepted your offer to purchase Certificates; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

You are advised that the terms of the Certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of Certificates may be split, combined or eliminated), at any time prior to the time sales to purchasers of the Certificates will first be made. You are advised that Certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such Certificates to you is conditioned on the mortgage loans and Certificates having the characteristics described in these materials. If a material change does occur with respect to such Certificates, our contract will terminate, by its terms, without any further obligation or liability between us (an "Automatic Termination"). If an Automatic Termination does occur, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the Certificates which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

This free writing prospectus was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding the pool assets and structure, including payments, interest rates, weighted average lives and weighted average loan age, loss, spreads, market availability and other matters. The actual amount, rate or timing of payments on any of the underlying assets may be different, and sometimes materially different than anticipated, and therefore the pricing, payment or yield information regarding the Certificates may be different from the information provided herein. There can be no assurance that actual pricing will be completed at the indicated value(s). In addition, pricing of the Certificates may vary significantly from the information contained in this free writing prospectus as a result of various factors, including, without limitation, prevailing credit spreads, market positioning, financing costs, hedging costs and risk and use of capital and profit. The pricing estimates contained herein may vary during the course of any particular day and from day to day. You should consult with your own accounting or other advisors as to the adequacy of the information in this free writing prospectus for your purposes.

The securities may not be suitable for all investors. Banc of America Securities LLC and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

-----------------------------------

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

------------------------------------

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER

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This message is for information purposes only and we are not soliciting any action based upon it. The information herein is believed reliable but it should not be relied upon as such and is subject to change without notice. BAS and its affiliates may acquire, hold or sell positions in the securities or instruments mentioned herein or in related derivatives and may have an investment banking or banking relationship with issuers of securities or instruments mentioned herein. You are encouraged to review the disclaimers contained in our research and other reports. 144A securities are for QIBS only. Further information may be available upon request. Derivatives may not be suitable for all investors.